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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                  SCHEDULE TO
                                 (RULE 14D-100)
                 TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
           OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                             SYBRON CHEMICALS INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                        PROJECT TOLEDO ACQUISITION CORP.
                               BAYER CORPORATION
                            BAYER AKTIENGESELLSCHAFT
                      (NAMES OF FILING PERSONS (OFFERORS))
                            ------------------------
                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                            ------------------------
                                   870903101
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                           BRUCE A. MACKINTOSH, ESQ.
                               BAYER CORPORATION
                                 100 BAYER ROAD
                           PITTSBURGH, PA 15205-9741
                           TELEPHONE: (412) 777-2000
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
        RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)
                                   COPIES TO:
                           DANIEL P. CUNNINGHAM, ESQ.
                             CRAVATH SWAINE & MOORE
                               825 EIGHTH AVENUE
                         NEW YORK, NEW YORK 10019-7475
                           TELEPHONE: (212) 474-1000

                           CALCULATION OF FILING FEE

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              TRANSACTION VALUATION*                              AMOUNT OF FILING FEE**
                   $218,358,175                                           $43,672
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

 * For purposes of calculating the filing fee only. This calculation assumes the purchase of 6,238,805 shares of common stock of Sybron Chemicals Inc. at the tender offer price of $35 per share of common stock.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction valuation.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

                        AMOUNT PREVIOUSLY PAID:    N/A
                        FORM OR REGISTRATION NO.:  N/A
                        FILING PARTY:              N/A
                        DATE FILED:                N/A

[ ] Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[ ] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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     This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by Project Toledo Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Bayer Corporation, an Indiana corporation ("Parent") and a wholly owned subsidiary of Bayer Aktiengesellschaft, a company organized under the laws of the Federal Republic of Germany ("Bayer AG"), to purchase all the outstanding shares of common stock, par value $.01 per share (the "Shares"), of Sybron Chemicals Inc., a Delaware corporation (the "Company"), together with the associated rights (the "Rights") to purchase Series A Junior Participating Preferred Stock pursuant to the Rights Agreement, by and between the Company and Fleet National Bank, as Rights Agent, as amended as of August 30, 2000 (as amended, the "Rights Agreement"), at $35 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 8, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is being filed on behalf of the Purchaser, Parent and Bayer AG.

     The information set forth in the Offer to Purchase, including the Schedule thereto, is hereby incorporated by reference in answer to items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

     (c) (3) and (4) During the last five years, none of the Purchaser, Parent, and Bayer AG, nor, to the best knowledge of the Purchaser, Parent, and Bayer AG, any of the persons listed on Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

ITEM 10.  FINANCIAL STATEMENTS.

     Not applicable.

ITEM 11.  ADDITIONAL INFORMATION.

     (b) The Letter of Transmittal filed as Exhibit (a)(1)(B) hereto is incorporated herein by reference.

ITEM 12.  EXHIBITS.

(a)(1)(A)  Offer to Purchase dated September 8, 2000.
(a)(1)(B)  Letter of Transmittal.
(a)(1)(C)  Notice of Guaranteed Delivery.
(a)(1)(D)  Letter to Brokers, Dealers, Banks, Trust Companies and Other
           Nominees.
(a)(1)(E)  Letter to Clients for use by Brokers, Dealers, Banks, Trust
           Companies and Other Nominees.
(a)(1)(F)  Guidelines for Certification of Taxpayer Identification
           Number on Substitute Form W-9.
(a)(1)(G)  Joint Press Release issued by Parent and the Company on
           August 30, 2000.
(a)(1)(H)  Summary Advertisement published September 8, 2000.
(b)        Not applicable.
(d)(1) Agreement and Plan of Merger dated as of August 30, 2000, among Parent, Purchaser and the Company.
(d)(2)     Stockholder Agreement dated as of August 30, 2000, among
           Parent, the Purchaser, 399 Venture Partners, Inc., Richard
           M. Klein and John H. Schroeder.
(d)(3)     Confidentiality Agreement dated May 12, 2000, between Bayer
           AG and the Company.
(g)        Not applicable.
(h)        Not applicable.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Project Toledo Acquisition Corp.

                                          By: /s/   JOHN L. WILLIAMS
                                            ------------------------------------
                                            Name: Dr. John L. Williams
                                            Title: President

                                          Bayer Corporation

                                          By: /s/    E.L. FOOTE, JR.
                                            ------------------------------------
                                            Name: E.L. Foote, Jr.
                                            Title: Executive Vice President

                                          Bayer Aktiengesellschaft

                                          By: /s/    ROLAND HARTWIG
                                            ------------------------------------
                                            Name: Dr. Roland Hartwig
                                            Title: General Counsel
Dated: September 8, 2000

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                                 DOCUMENT
-------                                --------
(a)(1)(A)    Offer to Purchase dated September 8, 2000.
(a)(1)(B)    Letter of Transmittal.
(a)(1)(C)    Notice of Guaranteed Delivery.
(a)(1)(D)    Letter to Brokers, Dealers, Banks, Trust Companies and Other
             Nominees.
(a)(1)(E)    Letter to Clients for use by Brokers, Dealers, Banks, Trust
             Companies and Other Nominees.
(a)(1)(F)    Guidelines for Certification of Taxpayer Identification
             Number on Substitute Form W-9.
(a)(1)(G)    Joint Press Release issued by Parent and the Company on
             August 30, 2000.
(a)(1)(H)    Summary Advertisement published September 8, 2000.
(b)          Not applicable.
(d)(1)       Agreement and Plan of Merger dated as of August 30, 2000,
             among Parent, Purchaser and the Company.
(d)(2)       Stockholder Agreement dated as of August 30, 2000, among
             Parent, the Purchaser, 399 Venture Partners, Inc., Richard
             M. Klein and John H. Schroeder.
(d)(3)       Confidentiality Agreement dated May 12, 2000, between Bayer
             AG and the Company.
(g)          Not applicable.
(h)          Not applicable.